                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2010
                          ----------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                          ----------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):..........

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on August 9, 2010.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.
Dated: August 9, 2010
                                                By: /s/ Ety Sabach
                                                ------------------------------
                                                Name: Ety Sabach
                                                Title: Chief Financial Officer
News

          G. WILLI-FOOD REPORTS SECOND QUARTER 2010 FINANCIAL RESULTS;
               NET INCOME UP 28.1% COMPARED TO SECOND QUARTER 2009

--   SECOND QUARTER NET CASH FROM CONTINUING OPERATING ACTIVITIES REACHED US
     $5.5 MILLION, OR US $0.40 PER SHARE

--   SECOND QUARTER GROSS PROFIT INCREASED 30.1% OVER SECOND QUARTER 2009 GROSS
     PROFIT

--   SECOND QUARTER OPERATING INCOME INCREASED 32.0% OVER SECOND QUARTER 2009
     OPERATING PROFIT

--   SECOND QUARTER SALES INCREASED 13.4% OVER SECOND QUARTER 2009 SALES

YAVNE, ISRAEL - AUGUST 9, 2010 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI-FOOD"), a global food company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter and for the first six months ending June 30, 2010.

SECOND QUARTER FISCAL 2010 HIGHLIGHTS

     o    Sales increased 13.4% over second quarter of 2009 to NIS 82.6 million
          (US $21.3 million)

     o    Gross profit increased 30.1% over second quarter of 2009 to NIS 22.5 million (US $5.8 million)

     o    Gross margins improved to 27.3% compared to 23.8% in the second quarter of 2009

     o    Operating income increased 32.0% over second quarter of 2009 to NIS
          6.8 million (US $1.8 million)

     o    Income from continuing operations increased 40.8% over second quarter of 2009 to NIS 6.0 million (US $1.5 million)

     o    Net income increased 28.1% over second quarter of 2009 to NIS 6.8 million (US $1.8 million)

     o    Net cash from continuing operating activities in the second quarter of
          2010 was NIS 21.3 million (US $5.5 million), or NIS 1.57 (US $0.40)
          per share

Willi-Food's sales for the second quarter of 2010 increased by 13.4% to NIS 82.6 million (US $21.3 million) compared to sales of NIS 72.8 million (US $18.8 million) in the second quarter of 2009. The growth in sales was driven by the introduction of new products as well as increased awareness of the Willi-Food brand in the Israeli market following a national media campaign launched during the first quarter.

Willi-Food's gross profit for the second quarter of 2010 increased by 30.1% to
NIS 22.5 million (US $5.8 million) compared to gross profit of NIS 17.3 million
(US $4.5 million) in the second quarter of 2009. Second quarter gross margin expanded to 27.3% compared to a gross margin of 23.8% during the same period in
2009. The increase in gross margins was largely due to the introduction of higher-margin products into the product lineup, offset by the depreciation of the New Israeli Shekel against the U.S. dollar, in 2010 second quarter, by 4.4%.

Willi-Food's operating income for the second quarter of 2010 increased by 32.0%
to NIS 6.8 million (US $1.8 million) compared to NIS 5.2 million (US $1.3 million) reported in the second quarter of 2009. Selling expenses as a percentage of sales increased to 12.9% in the second quarter of 2010 compared to
10.1% in the second quarter of 2009 mainly due to increased promotion activities and higher transportation costs resulting from increased sales. General and administrative expenses as a percentage of sales decreased in the second quarter of 2010 to 6.2% from 6.6% in the second quarter of 2009.

Willi-Food's income before taxes for the second quarter of 2010 increased by
41.1% to NIS 7.8 million (US $2.0 million) compared to income before taxes of
NIS 5.5 million (US $1.4 million) recorded in the second quarter of 2009.
Willi-Food's income from continuing operations for the second quarter of 2010 increased by 40.8% to NIS 5.9 million (US $1.5 million) compared to income from continuing operations of NIS 4.3 million (US $1.1 million) recorded in the second quarter of 2009.

Willi-Food's net income for the second quarter of 2010 increased by 28.1% to NIS
6.8 million (US $1.8 million) compared to net income of NIS 5.3 million (US $1.4 million) recorded in the second quarter of 2009. Willi Food's net income attributable to the owners of the Company in the second quarter of 2010 increased by 15.9% to NIS 6.2 million (US $1.6 million), or NIS 0.45 (US $0.12)
per share compared to a net income attributable to the owners of the Company of
NIS 5.3 million (US $1.4 million), or NIS 0.52 (US $0.13) per share, recorded in the second quarter of 2009.

Willi-Food ended the quarter with US $41.9 million in cash and securities and
$1.1 million in short-term debt (51% of the debt of Shamir Salads).

Willi-Food generated NIS 21.3 million (US $5.5 million), or NIS 1.57 (US $0.40)
per share from continuing operating activities in the second quarter of 2010.

SIX-MONTH RESULTS

Willi-Food's sales for the six-month period ending June 30, 2010 increased by
14.5% to NIS 177.6 million (US $ 45.8 million) compared to sales of NIS 155.1 million (US $ 40.0 million) in the first half of 2009. Gross profit for the period increased 35.4% to NIS 50.8 million (US $13.1 million) compared to gross profit of NIS 37.5 million (US $ 9.7 million) for the six month period in 2009.
First half gross margins in 2010 reached 28.6% compared to gross margins of
24.2% in the same period of 2009.

Operating income for the first half of 2010 increased by 35.7% to NIS 17.4 million (US $4.5 million) from NIS 12.8 million (US $3.3 million) reported in the comparable period of last year. First half 2010 income before taxes increased by 36.3% to NIS 17.9 million (US $4.6 million) compared to NIS 13.1 million (US $3.4 million) recorded in the first half of 2009. Net income for the first half of 2010 increased by 17.9% to NIS 14.2 million (US $3.7 million) from
NIS 12.1 million (US $3.1 million) in the first half of 2009. Net income attributable to the owners of the Company for the first half of 2010 increased by 17.4% to NIS 13.5 million (US $3.5 million), or NIS 1.11 (US$ 0.29) per share compared to net income attributable to the owners of the Company for the first half of 2009 of NIS 11.5 million (US $3.0 million), or NIS 1.12 (US$ 0.29) per share.

BUSINESS OUTLOOK

Mr. Zwi Williger, President and COO of Willi-Food commented: "For the fourth consecutive quarter, Willi-Food continued to achieve improved results in all the
P&L parameters- sales, gross profit, operating profit and net profit. We achieved this due to the introduction of great-tasting, higher profit margin food products, which we have developed together with our suppliers, into the product mix lineup. We are pleased with our strong performance in the second quarter of 2010, especially that:

     1.   We increased our sales by 13.4% over second quarter 2009 sales, despite the fact that the Passover holiday in 2010 was on March and therefore all of the holiday sales were in the first quarter, versus
          2009 in which the holiday occurred on April and therefore most the holiday sales were in the second quarter of 2009.

     2.   We increased our quarterly gross profit to 27.3% of sales from 23.8%
          of sales in the same quarter in 2009, despite the fact that the New
          Israeli Shekel depreciated in value by 4.4% against the U.S. dollar during the quarter (therefore raising our product purchase prices).
          This contrasted with the the second quarter of 2009, when the New
          Israeli Shekel appreciated in value by 6.5% against the U.S. dollar
          (therefore lowering our product purchase prices). In spite of the nearly 11% move in the exchange rates, we have successfully improved our gross margin."

"Revenue from the new products introduced in the past six month continues to maintain good momentum. We are committed to the continued development of new, innovative, high-margin food products with careful attention to meeting the special needs and health concerns of our customers. For example, we recently introduced to the market a new category of "Gelato" - kosher Italian ice-cream products, available in eight different flavors. Sales generated by our newly established export division in Israel, a key driver of our organic growth internationally, are also adding to our top line. As we see global consumer demand for kosher foods continuing to increase, we are confident that our focused marketing strategy in Israel and the introduction of higher-margin products targeted to health-conscious and kosher consumers worldwide will continue to support our growth in 2010 and beyond."

Mr. Williger concluded, "We are optimistic about the remainder of 2010 and believe we will continue to strengthen our market position by benefiting from a multi-channel approach and a broad kosher multi-product lineup that addresses a trend toward more health-conscious food choices. We will continue our efforts to expand our reach into targeted retail and wholesale markets in the U.S. This will include strategic distribution partnerships in order to expand the footprint and brand recognition of Willi-Food globally. We remain committed to our strategy of expanding marketing channels for our higher-margin products in the U.S., European and Israeli markets and to promoting our broad selection of kosher products to health-conscious consumers across Europe, Israel and the
United States."

DISMISSAL OF PURPORTED CLASS ACTION LAWSUIT

On July 27, 2010, the District Court of Tel-Aviv dismissed the lawsuit (and demand to approve it as a class action) referred to in the Company's press release on April 20, 2009.

CONFERENCE CALL

The Company will host a conference call to discuss results on Monday, August 9,
2010 at 11:00 AM Eastern time. Interested parties may participate in the conference call by dialing 1-888-549-7704 (US), or 1-480-629-9857
(International), approximately 10 minutes prior to the scheduled start time.
Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:

http://viavid.net/dce.aspx?sid=000078d6

A replay of the conference call will be available for 14 days from 2:00 PM EST on August 9, 2010 through 11:59 PM EST on August 23, 2010 by dialing
1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4339424. In addition, a recording of the call will be available via the the link shown above for one year.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2010, U.S. $1.00 equals NIS
3.875. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month period ended
June 30, 2010 are presented in accordance with International Financial Reporting
Standards ("IFRS").

NOTE C: DISCONTINUED OPERATIONS

Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued
Operations".

The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations. The comparative income from discontinued operations has been re-casted to include those operations classified as discontinued in the current period.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an
Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in
Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED SALES, OPERATING RESULTS,
AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS,
UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED IN
THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE BUT ARE
NOT LIMITED TO: MONETARY RISKS INCLUDING CHANGES IN CURRENCY EXCHANGE RATES-
ESPECIALLY THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR
MAJOR CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS, OUR
INABILITY TO SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS, INSURANCE COVERAGE
NOT SUFFICIENT ENOUGH TO COVER LOSSES OF PRODUCT LIABILITY CLAIMS AND RISKS
ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE RESULTS,
LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED IN THIS
PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE HEADING
"RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED
DECEMBER 31, 2009, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28,
2010. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS
AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO
NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                            JUNE 30,  DECEMBER 31, JUNE 30,  DECEMBER 31,
                                                            ---------  ---------  ---------  ---------
                                                             2 0 1 0    2 0 0 9    2 0 1 0    2 0 0 9
                                                            ---------  ---------  ---------  ---------
                                                                    NIS              US DOLLARS (*)
                                                            --------------------  --------------------
                                                                         (IN THOUSANDS)
                                                            ------------------------------------------

          ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                  107,644     87,104     27,779     22,478
   Financial assets carried at fair value through profit
   or loss                                                     54,540     11,356     14,074      2,930
   Trade receivables                                           85,524     77,752     22,070     20,065
   Other receivables and prepaid expenses                       1,222      1,990        315        514
   Inventories                                                 46,249     44,810     11,935     11,564
                                                            ---------  ---------  ---------  ---------
      TOTAL CURRENT ASSETS                                    295,179    223,012     76,173     57,551
                                                            ---------  ---------  ---------  ---------

NON-CURRENT ASSETS
   Property, plant and equipment                               68,405     67,120     17,652     17,321
   Less -Accumulated depreciation                              19,349     17,542      4,993      4,527
                                                            ---------  ---------  ---------  ---------
                                                               49,056     49,578     12,659     12,794
                                                            ---------  ---------  ---------  ---------

Long term receivables                                             619        760        160        196
Prepaid expenses                                                2,339      2,384        604        615
Goodwill                                                        1,936      1,936        500        500
Intangible assets                                               4,370      4,674      1,128      1,206
Deferred taxes                                                    591        375        153         97
                                                            ---------  ---------  ---------  ---------
Total non-current assets                                       58,911     59,707     15,204     15,408
                                                            ---------  ---------  ---------  ---------
                                                              354,090    282,719     91,377     72,959
                                                            =========  =========  =========  =========
      EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term bank credit                                          8,645     10,372      2,231      2,677
Trade payables                                                 37,831     49,382      9,763     12,744
Accruals                                                          165        145         43         37
Current tax liabilities                                         6,317      2,801      1,630        723
Other payables and accrued expenses                             5,714      8,976      1,475      2,316
Employees Benefits                                              3,136      2,977        809        768
                                                            ---------  ---------  ---------  ---------
      TOTAL CURRENT LIABILITIES                                61,808     74,653     15,951     19,265
                                                            ---------  ---------  ---------  ---------

NON-CURRENT LIABILITIES
Long-term bank loans                                               51         97         13         25
Deferred taxes                                                    385        445         99        115
Employees Benefits                                              1,071      1,044        276        269
                                                            ---------  ---------  ---------  ---------
      TOTAL NON-CURRENT LIABILITIES                             1,507      1,586        388        409
                                                            ---------  ---------  ---------  ---------

SHAREHOLDERS' EQUITY
      Share capital NIS 0.10 par value
         (authorized - 50,000,000 shares, issued
         and outstanding - 13,573,679 shares at June 30,
         2010; 10,267,893 shares at December 31, 2009)          1,444      1,113        373        287
Additional paid in capital                                    128,853     59,056     33,252     15,240
Capital fund                                                      247        247         64         64
Foreign currency translation reserve                              559        639        144        165
Retained earnings                                             155,377    141,883     40,097     36,615
Noncontrolling interest                                         4,295      3,542      1,108        914
                                                            ---------  ---------  ---------  ---------
                                                              290,775    206,480     75,038     53,285
                                                            =========  =========  =========  =========

                                                              354,090    282,719     91,377     72,959
                                                            =========  =========  =========  =========

(*)  Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   SIX MONTHS                  THREE MONTHS                    SIX MONTHS
                                          --------------------------    --------------------------     --------------------------
                                                                 ENDED JUNE 30,                               ENDED JUNE 30,
                                          --------------------------------------------------------     --------------------------
                                             2 0 1 0       2 0 0 9        2 0 1 0        2 0 0 9        2 0 1 0         2 0 0 9
                                          -----------    -----------    -----------    -----------     -----------    -----------
                                                                     NIS                                     US DOLLARS (*)
                                          --------------------------------------------------------     --------------------------
                                                                IN THOUSANDS (EXCEPT PER SHARE AND SHARE DATA)
                                          ---------------------------------------------------------------------------------------

Sales                                         177,594        155,076         82,555         72,784          45,831         40,020
Cost of sales                                 126,834        117,580         60,052         55,492          32,731         30,343
                                          -----------    -----------    -----------    -----------     -----------    -----------

GROSS PROFIT                                   50,760         37,496         22,503         17,292          13,100          9,677
                                          -----------    -----------    -----------    -----------     -----------    -----------

Selling expenses                               22,086         15,243         10,620          7,360           5,700          3,934
General and administrative expenses            11,353          9,573          5,080          4,777           2,930          2,470
Other income                                       36            104             19              9               9             27
                                          -----------    -----------    -----------    -----------     -----------    -----------

Total operating expenses                       33,403         24,712         15,681         12,128           8,621          6,377
                                          -----------    -----------    -----------    -----------     -----------    -----------

OPERATING INCOME                               17,357         12,784          6,822          5,164           4,479          3,300

Financial income                                1,075            925          1,228            263             277            238
Financial expense                                 545            588            254            (95)            140            152
                                          -----------    -----------    -----------    -----------     -----------    -----------

Income before  taxes on income                 17,887         13,121          7,796          5,522           4,616          3,386
Taxes on income                                 4,470          2,805          1,810          1,273           1,154            724
                                          -----------    -----------    -----------    -----------     -----------    -----------

INCOME FROM CONTINUING OPERATIONS              13,417         10,316          5,986          4,249           3,462          2,662
Income from discontinued operations               830          1,763            830          1,072             214            455
                                          -----------    -----------    -----------    -----------     -----------    -----------

NET INCOME                                     14,247         12,079          6,816          5,321           3,676          3,117
                                          ===========    ===========    ===========    ===========     ===========    ===========

Owners of the Company                          13,494         11,495          6,165          5,319           3,482          2,966
Non-controlling interest                          753            584            651              2             194            151
                                          -----------    -----------    -----------    -----------     -----------    -----------

NET INCOME                                     14,247         12,079          6,816          5,321           3,676          3,117
                                          ===========    ===========    ===========    ===========     ===========    ===========

Earnings per share data:
Earnings per share:
Basic from continuing operations                 1.04           0.97           0.39           0.40            0.27           0.25
                                          ===========    ===========    ===========    ===========     ===========    ===========
Basic from discontinued operations               0.07           0.15           0.06           0.12            0.02           0.04
                                          ===========    ===========    ===========    ===========     ===========    ===========
Basic                                            1.11           1.12           0.45           0.52            0.29           0.29
                                          ===========    ===========    ===========    ===========     ===========    ===========
Diluted from continuing operations               1.04           0.97           0.39           0.40            0.27           0.25
                                          ===========    ===========    ===========    ===========     ===========    ===========
Diluted from discontinued operations             0.07           0.15           0.06           0.12            0.02           0.04
                                          ===========    ===========    ===========    ===========     ===========    ===========
Diluted                                          1.11           1.12           0.45           0.52            0.29           0.29
                                          ===========    ===========    ===========    ===========     ===========    ===========

Shares used in computing basic and
  diluted earnings per ordinary share:     12,167,350     10,267,893     13,573,679     10,267,893      12,167,350     10,267,893
                                          ===========    ===========    ===========    ===========     ===========    ===========

(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                  CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
                               (NIS IN THOUSANDS)

                                                                                FOREIGN
                                                       ADDITIONAL               CURRENCY               ATTRIBUTABLE     NON-        TOTAL
                                             SHARE        PAID       CAPITAL  TRANSLATION    RETAINED  TO OWNERS OF  CONTROLLING SHAREHOLDERS'
                                            CAPITAL    IN CAPITAL     FUND      RESERVE      EARNINGS   THE PARENT    INTEREST      EQUITY
                                            --------    --------    --------    --------     --------    --------     --------     --------

BALANCE - JANUARY 1, 2009                      1,113      59,056         247         369      111,447     172,232       13,350      185,582

Profit for the year                                -           -           -           -       30,436      30,436        1,092       31,528
Currency translation differences                   -           -           -          39            -          39           13           52
                                            --------    --------    --------    --------     --------    --------     --------     --------
TOTAL COMPREHENSIVE INCOME FOR THE YEAR                                              408      141,883     202,707       14,455      217,162

Purchase of non-controlling interest               -           -           -           -            -           -       (7,559)      (7,559)
Dividend paid to non-controlling interests         -           -           -           -            -           -         (101)        (101)
Disposal of subsidiary                             -           -           -         231            -         231       (3,253)      (3,022)
                                            --------    --------    --------    --------     --------    --------     --------     --------

BALANCE - DECEMBER 31, 2009                    1,113      59,056         247         639      141,883     202,938        3,542      206,480

Profit for the year                                -           -           -           -       13,494      13,494          753       14,247
Currency translation differences                   -           -           -         (80)           -         (80)           -          (80)
                                            --------    --------    --------    --------     --------    --------     --------     --------
TOTAL COMPREHENSIVE INCOME FOR THE YEAR                                              559      155,377     216,352        4,295      220,647

Public offering                                  331      69,797           -           -            -      70,128            -       70,128
                                            --------    --------    --------    --------     --------    --------     --------     --------

BALANCE - JUNE 30, 2010                        1,444     128,853         247         559      155,377     286,480        4,295      290,775
                                            ========    ========    ========    ========     ========    ========     ========     ========

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   SIX MONTHS             THREE MONTHS             SIX MONTHS
                                              -------------------     -------------------     -------------------
                                                             ENDED JUNE 30,                       ENDED JUNE 30,
                                              -------------------------------------------     -------------------
                                              2 0 1 0     2 0 0 9     2 0 1 0     2 0 0 9     2 0 1 0     2 0 0 9
                                              -------     -------     -------     -------     -------     -------
                                                                  NIS                             US DOLLARS (*)
                                              -------------------------------------------     -------------------
                                                                          (IN THOUSANDS)
                                              -------------------------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES

Profit from continuing operations              13,417      10,316       5,986       4,249       3,462       2,662
ADJUSTMENTS TO RECONCILE NET INCOME TO
NET CASH PROVIDED BY OPERATING ACTIVITIES:

Depreciation and amortization                   2,393       2,301       1,177       1,153         618         594
Deferred expenses                                 458         462         230         287         118         119
Deferred income taxes                            (276)        474        (213)       (300)        (71)        122
Capital Gain on disposal of property
plant and equipment                               (36)       (107)        (19)        (12)         (9)        (27)
Unrealized loss (gain) on marketable
securities                                        537      (1,604)        417        (527)        139        (414)
Revaluation of loans from banks and others         (3)         52           5         (39)         (1)         13
Change in value of warrants to issue
shares                                              -          (5)          -           -           -          (1)
Employees benefit, net                             27          11         (11)        (34)          7           3
CHANGES IN ASSETS AND LIABILITIES:
Decrease (Increase) in:

Trade accounts receivable                      (7,772)     (7,256)      9,026       4,314      (2,006)     (1,872)
Receivables and other current assets              769       2,075         333        (737)        198         535
Inventory                                      (1,439)     13,649       9,777      13,524        (371)      3,522
Decrease in long term receivables                 141           -        (139)          -          36           -

Increase (Decrease) in:

Trade accounts payable                        (11,606)     (3,207)     (8,508)      4,388      (2,995)       (828)
Payables and other current liabilities          1,241       2,339       3,196       2,239         320         604
                                              -------     -------     -------     -------     -------     -------

NET CASH FROM (USED IN) CONTINUING
  OPERATING ACTIVITIES                         (2,149)     19,500      21,257      28,505        (555)      5,032
                                              -------     -------     -------     -------     -------     -------
NET CASH FROM (USED IN) DISCONTINUED
  OPERATING ACTIVITIES                            (22)      1,166         (22)      1,617          (6)        301
                                              -------     -------     -------     -------     -------     -------

(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  SIX MONTHS              THREE MONTHS                SIX MONTHS
                                            ---------------------     ---------------------     ---------------------
                                                               ENDED JUNE 30,                       ENDED JUNE 30,
                                            -----------------------------------------------     ---------------------
                                             2 0 1 0      2 0 0 9      2 0 1 0      2 0 0 9      2 0 1 0      2 0 0 9
                                            --------     --------     --------     --------     --------     --------
                                                                   NIS                              US DOLLARS (*)
                                            -----------------------------------------------     ---------------------
                                                                          (IN THOUSANDS)
                                            -------------------------------------------------------------------------

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from realization (purchase) of
marketable securities, net                   (43,721)      (1,179)     (41,363)         617      (11,283)        (304)
Disposal of subsidiary                             -           (7)           -           (7)           -           (2)
Acquisition of property plant and
equipment                                     (1,742)      (1,207)      (1,377)        (184)        (449)        (311)
Additions to prepaid expenses                   (504)        (997)        (258)        (820)        (130)        (257)
Long term deposit, net                           (19)          (3)         (53)         (21)          (5)          (1)
Proceeds from sale of property plant and
Equipment                                        211          205           19          110           54           53
                                            --------     --------     --------     --------     --------     --------

NET CASH USED IN CONTINUING INVESTING
  ACTIVITIES                                 (45,775)      (3,188)     (43,032)        (305)     (11,813)        (822)
                                            --------     --------     --------     --------     --------     --------
NET CASH USED IN DISCONTINUED INVESTING
  ACTIVITIES                                       -          (23)           -           (1)           -           (6)
                                            --------     --------     --------     --------     --------     --------

CASH FLOWS - FINANCING ACTIVITIES

Proceeds of Public offering, net              70,238            -         (125)           -       18,126            -
Short-term bank credit, net                      746          382         (640)      (1,573)         193           98
Proceeds (Repayment) of loans                 (1,572)        (376)         108         (250)        (405)         (97)
                                            --------     --------     --------     --------     --------     --------

NET CASH FROM (USED IN) CONTINUING
  FINANCING ACTIVITIES                        69,412            6         (657)      (1,823)      17,914            1
                                            --------     --------     --------     --------     --------     --------
NET CASH USED IN DISCONTINUED FINANCING
  ACTIVITIES                                    (926)      (1,101)        (926)      (1,250)        (239)        (284)
                                            --------     --------     --------     --------     --------     --------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                 20,540       16,360      (23,380)      26,743        5,301        4,222
                                            --------     --------     --------     --------     --------     --------
Cash and cash equivalents  at the
  beginning of the financial period           87,104       78,749      131,024       68,563       22,478       20,322

NET FOREIGN EXCHANGE DIFFERENCE ON CASH
  AND CASH EQUIVALENTS FROM DISCONTINUED
  ACTIVITIES                                       -          140            -          (57)           -           36
                                            ========     ========     ========     ========     ========     ========

CASH AND CASH EQUIVALENTS OF THE END OF
  THE FINANCIAL PERIOD                       107,644       95,249      107,644       95,249       27,779       24,580
                                            ========     ========     ========     ========     ========     ========

(*)  Convenience translation into U.S. dollars.

This information is intended to be reviewed in conjunction with the Company's filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd. Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

                                                          ###

SOURCE: G. Willi-Food International Ltd.